Exhibit 21.1

List of Subsidiaries

Name	Jurisdiction of Incorporation

Talkatone, LLC	Delaware
Ooma International Operations, LLC	Delaware
Ooma International Ltd.	United Kingdom
Ooma Australia Pty Ltd.	Australia
Butterfleye, Inc.	Delaware
Voxter Communications, Inc.	British Columbia